

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

<u>Via Fax</u>
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway E., Suite 1200
Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 3, 2012**
> **File No. 1-33614**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Oil and Gas Reserves, page 28</u>

1. We note you disclose that your proved undeveloped (PUD) reserves are limited to economic locations that are scheduled for development in accordance with your current planning and budgeting process and that none are beyond five years.

   However, on page 29 you disclose that as a result of your drilling activities, you converted 330.3 Bcfe or 13% of PUD reserves in 2011; and on page 26 of your prior Form 10-K you disclose that you converted 278.6 Bcfe or 12% of your PUD reserves in

2010. Additionally, on page 18 of your most recent Form 10-Q you state that during the quarter, you recognized $4.8 million in rig cancellation fees to reduce your drilling rig count from six rigs at December 31, 2011 to two rigs in response to low natural gas prices.

Tell us how your expectation for development of the PUD reserves within five years of being booked has properly taken into account your historical rate of development and planned reduction in drilling activities.

Financial Statements

Note 4 – Oil and Gas Properties, page 63

2.   We note that while you report significant undeveloped proved reserves in your table on page 79, you have characterized all costs of proved properties as costs of developed properties in your tables under this heading and on page 81. Tell us whether this was your intention and if not please revise accordingly.

Form 10-Q for the Fiscal Quarter ended March 31, 2012

General

3.   Please revise the accounting and disclosure in your interim report as necessary to address all applicable comments written on your annual report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marshall D. Smith
Ultra Petroleum Corp.
July 27, 2012
Page 3

   You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

              Sincerely,

              /s/H. Roger Schwall for

              Karl Hiller
              Branch Chief